Exhibit 99.1

Press Release

AC Immune to Receive Milestone Payment for Anti-Tau Antibody Moving into Phase 2 Trial for Alzheimer’s Disease

▪	AC Immune to receive third milestone payment of CHF 14 million under collaboration agreement with Genentech

▪	Phase 2 to evaluate effects of anti-Tau antibody in people with prodromal-to-mild Alzheimer’s disease

▪	Phase 1 data to be presented today at CTAD conference, Boston, USA

Lausanne, Switzerland, November 2, 2017 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced that Genentech, a member of the Roche Group, has dosed the first patient in a Phase 2 clinical trial for Alzheimer’s disease (AD) with an anti-Tau monoclonal antibody known as RO7105705. This investigational medicine was discovered and humanized as part of the company’s collaboration with Genentech. Upon the dosing of the first patient in the Phase 2 clinical trial, AC Immune becomes eligible to receive a milestone payment of CHF 14 million, which is expected to be paid in the fourth quarter of 2017. This will be the third milestone payment under the 2012 strategic collaboration and licensing agreement with Genentech for anti-Tau antibodies for the treatment of AD and other neurodegenerative diseases. AC Immune also has a licensing agreement for the anti-Abeta antibody crenezumab, which is in Phase 3 clinical studies being conducted by Genentech.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “We are delighted that our collaboration partner Genentech is taking this anti-Tau antibody into Phase 2. Tau pathology is widely recognized to be closely associated with cognitive decline and neurodegeneration in Alzheimer’s disease and other tauopathies.” She continued “Our unique understanding of the pathology of misfolding proteins is exemplified by the depth of our pipeline and the range of our collaborations.”

About the Phase 2 clinical trial

The Phase 2 clinical trial is conducted by Genentech and will enroll 360 patients to assess the safety, tolerability and efficacy of the anti-Tau monoclonal antibody RO7105705 in people with prodromal-to-mild AD. Participants will receive one of three active doses or placebo for 72 weeks, followed by a 96-week optional open label extension. Primary endpoints include safety measures and the composite functional and cognitive endpoint CDR (Clinical Dementia Rating scale) sum-of-boxes score. Change from baseline in Tau pathological burden is an important exploratory endpoint.

Phase 1 results to be presented at CTAD conference Boston

The start of the Phase 2 clinical trial follows the completion of a Phase 1 clinical trial that involved
75 subjects and evaluated the safety, tolerability, pharmacokinetics and preliminary activity of RO7105705 in people with mild-to-moderate AD and in healthy volunteers. Preliminary data relating to the single and multiple dose cohorts were presented at the International Conference on Alzheimer’s & Parkinson’s Disease (AD/PD) in March 2017 (Kerchner et al, Genentech) and the Alzheimer's Association International Conference (AAIC) in July 2017 (Kerchner et al, Genentech). The full analysis of the
Phase 1 will be presented by Dr. Kerchner at the Clinical Trials on Alzheimer's Disease (CTAD) conference today, November 2, 2017 (3:00pm EST | 8:00pm CET) in Boston, USA. RO7105705 was administered at single doses of up to 16,800 mg in healthy volunteers and multiple doses of 8,400 mg in

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healthy volunteers and patients with AD. No dose-limiting toxicities were observed. RO7105705 exhibited a dose proportional pharmacokinetic profile, indicated CNS exposure and showed a median half-life of more than 32 days. Plasma total Tau concentration increased with increasing drug doses and was greater in participants with AD than in healthy volunteers, suggesting a pharmacodynamic signal.

About the anti-Tau antibody (RO7105705)

RO7105705 is an IgG4 humanized anti-Tau monoclonal antibody in clinical development for the treatment of AD and other neurodegenerative diseases. It shows a high specificity for pathological Tau and is designed to intercept the cell-to-cell spread of pathological Tau in the extracellular space of the brain. This investigational medicine was discovered and humanized as part of AC Immune’s collaboration with Genentech.

About the license agreement

In June 2012, AC Immune entered into a strategic collaboration agreement with Genentech to commercialize AC Immune’s anti-Tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and milestone payments. In addition to milestones, AC Immune will be eligible to receive royalties on sales at percentage rates ranging from the mid-single digits to high-single digits. The agreement also provides for collaboration on additional indications developed as part of the same anti-Tau antibody program, as well as a potential anti-Tau diagnostic product. To date, AC Immune has received payments totaling CHF 45 million excluding the CHF 14 million milestone payment which AC Immune became eligible to receive upon commencement of the Phase 2 clinical study.

About Tau in Alzheimer’s disease and neurodegenerative diseases

It is becoming increasingly clear that Alzheimer’s disease develops because of a complex series of events that take place in the brain over a long period of time. Two proteins - Tau and amyloid-beta (Abeta) - are recognized as major hallmarks of AD. Pathological forms of Tau aggregate inside neurons to form neurofibrillary tangles, and appear to propagate by cell-to-cell spread between neurons. By contrast, Abeta-containing plaques and oligomers form outside the brain cells of people with AD. Tau protein is mostly present in neurons and functions as a component of the cytoskeleton inside the cells. Misfolded Tau protein aggregates in AD and other Tau-related neurodegenerative diseases (e.g. progressive supranuclear palsy, frontotemporal dementia and others). In AD, accumulation of Tau pathology occurs later than the accumulation of Abeta pathology. The progression of Tau pathology through the brain is closely associated with the onset and progression of cognitive decline, underscoring the importance of Tau-targeted therapies. Please follow this link to learn more about the biology of Alzheimer’s disease and the importance of Tau as a target in AD.

About Alzheimer’s disease

AD is one of the biggest burdens of society with a dramatic and growing worldwide incidence rate of one new case every three seconds, or 9.9 million new cases of dementia each year. Since the incidence and prevalence of AD increase with age, the number of patients will grow significantly as society ages. Worldwide in 2015 there were 46.8 million people living with dementia and by 2050 it is expected that global patient numbers will triple to 131.5 million. In the US, AD is now the 6th leading cause of death across all ages and is the fifth leading cause of death for those aged 65 and older. The total US national costs of caring for dementia patients are estimated at USD 259 billion in 2017 and are projected to increase by 400% to USD 1.1 trillion in 2050 in the US alone.

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About AC Immune

AC Immune is a clinical stage Swiss-based biopharmaceutical company focused on neurodegenerative diseases with four product candidates in clinical trials. The Company designs, discovers and develops therapeutic and diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as AD. The Company’s pipeline features nine therapeutic and three diagnostic product candidates. The most advanced of these is crenezumab, an anti-Abeta antibody in Phase 3 clinical studies that is being conducted by the collaboration partner Genentech. Other collaborations include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Piramal Imaging and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in
AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information, please contact:

In Europe Eva Schier AC Immune Corporate Communications Phone: +41 21 345 91 34 E-mail: eva.schier@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles /Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com

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